DR. PARK AVE.
846 Franklin Ave.
Franklin, NY 07417

January 7, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Dr. Park Ave.
Registration Statement on Form S-1
Filed   December 28, 2010
File No. 333-171433

Ladies and Gentlemen:

Pursuant to Rule 477 of the Regulation C of the Securities Act of 1933, as amended, the Registrant hereby respectfully makes application to  withdraw the Registration Statement, together with all exhibits, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter.

The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If there are any questions regarding this matter, please contact the undersigned at  201-485-8400.

Very truly yours,

/s/  Paul  Fondacaro, M.D.
President